National Bank of Greece

Mr. Don Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

November 8, 2006

Dear Mr. Walker,

RE: National Bank of Greece S.A.

Form 20-F for the Fiscal Year Ended on December 31, 2005

Filed July 14, 2006

File No. 1-14960

We refer to your comment letter dated October 26, 2006 on the above referenced Annual Report on Form 20-F of National Bank of Greece S.A. (the Bank).

Set forth below is the Bank’s response to your comment.  For your convenience, the comment is repeated below prior to the response.

“Note 10: Trading Assets, page F-25

Please revise future filings to comply with the presentation and disclosure requirements in paragraph 4e of SFAS 155.”

We will revise the disclosure in future filings in order to comply with your comment and our proposed disclosure is as follows: "“Financial instruments marked to market through the Profit and Loss” include a loan with an embedded derivative issued in August 2005 with a cost of € 5,125,250 thousand that will mature in September 2037. This instrument was issued and is held by the Bank and would otherwise have to be bifurcated under FAS 133, “Accounting for Derivative Instruments and Hedging Activities”. We elected to account for this instrument at fair value through the Profit and Loss under the provisions of FAS 155 “Accounting for certain Hybrid Financial Instruments- an amendment of FASB statement 133 and 140” instead of separating the embedded derivative.  The net effect on earnings from this instrument for 2006 and 2005 was a gain of  € X thousand and a loss of  € 20,493 thousand respectively."

Furthermore, in future filings we will disclose the amount related to the loan as a separate line caption in the statement of financial position.

Should you have any questions or require any additional information, please contact Mr. Ioannis Kyriakopoulos on 011-30-210-369-5701.

Yours sincerely,

/s/ Anthimos Thomopoulos

Anthimos Thomopoulos

Chief Financial Officer and

Chief Operations Officer

National Bank of Greece

Copy:                     D. Max Aaron

Allen & Overy